Indosat Submits Limited Reviewed Interim Financial Results

For the Period Ended 31 March 2014

Stable Operational Performance, a good momentum in cellular data and VAS revenue growth

Jakarta, Indonesia, 8 May 2014: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX) is pleased to announce that the Company has filed its limited reviewed interim consolidated financial statement for the three months ended 31 March 2014 prepared in accordance with Indonesian Financial Accounting Standards (IFAS) to the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded a negative 0.3% year-on-year growth for the period in consolidated revenues, delivering total revenues of IDR 5.8 trillion for the three months 2014. EBITDA decreased by 0.7% to IDR 2,610.6 billion (1Q 2013: IDR 2,629.2 billion), with an EBITDA margin of 45.2%. Operating expenses decreased by 8.4% for the period caused primarily by lower cost of service, depreciation and amortization, and marketing expenses. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 81%, 15%, and 4% respectively to the Company’s interim consolidated revenue. -------------------------------------------------------------------------------------------------------------------------------------------------------

Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	1Q 2014	4Q 2013	% change	1Q 2014	1Q 2013	% change
Revenue (IDRbn)	5,773.2	6,056.0	(4.7)	5,773.2	5,788.2	(0.3)
Cellular (IDRbn)	4,651.2	4,894.9	(5.0)	4,651.2	4,751.3	(2.1)
Non-Cellular (IDRbn)	1,122.0	1,161.1	(3.4)	1,122.0	1,036.9	8.2
Expenses (IDRbn)	4,785.7	6,067.6	(21.1)	4,785.7	5,224.9	(8.4)
Operating Profit (Loss) (IDRbn)	987.5	(11.6)	8,615.1	987.5	563.3	75.3
Other Income (Expenses) - net (IDRbn)	6.2	(1,120.6)	100.6	6.2	(612.7)	101.0
EBITDA* (IDRbn)	2,610.6	2,409.7	8.3	2,610.6	2,629.2	(0.7)
EBITDA Margin (%)	45.2%	39.8%	5.4 ppt	45.2%	45.4%	(0.2) ppt
Gain (Loss) on foreign exchange - net (IDRbn)	805.7	(474.8)	269.7	805.7	(61.8)	1,402.5
Profit (Loss) For the Period Attributable to Owners of the Company (IDRbn)	800.1	(1,015.8)	178.8	800.1	(71.1)	1,224.6
Cash-out Capex (IDRbn)	1,589.9	1,451.5	9.5	1,589.9	2,612.1	(39.1)
Total Debt (IDRbn)	23,269.4	23,930.0	(2.8)	23,269.4	21,459.1	8.4
Obligation Under Capital Lease (IDRbn)	3,733.3	3,940.5	(5.3)	3,733.3	3,364.4	11.0
Total Cellular Customers (mn)	59.7	59.6	0.3	59.7	55.9	6.8
ARPU Cellular (IDR thousand)	25.8	27.7	(6.7)	25.8	26.5	(2.7)
ARPM (IDR)	140	137	1.8	140	127	10.3
MoU (minute / customer)	78.6	88.6	(11.3)	78.6	95.2	(17.4)
Data Traffic (TB)	15,372	12,871	19.4	15,372	5,257	192.4
SMS Traffic (mn)	60	67	(10.6)	60	67	(9.7)
BTS (Total)	26,255	24,280	8.1	26,255	22,097	18.8
2G BTS	19,892	18,871	5.4	19,892	17,452	14.0
3G BTS	6,363	5,409	17.6	6,363	4,645	37.0

*

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

•

Earnings per share in 1Q 2014 was IDR147.24, a significant improvement compared to a loss per share of IDR13.09 in 1Q 2013. The decrease in loss per share was mainly due to an increase in gain on foreign exchange, gain on sale of investment in Tower Bersama (TBIG) shares and lower depreciation expenses.

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As of 31 March 2014, Indosat’s total debt increased by 8.4% compared to 31 March 2013 due to Rupiah depreciation against USD. Debt repayments during the period were for syndicated loans consisting of a final installment of US$157.5 million, GSI Loan settlement of US$50.0 million, SEK Loan Tranche A, B & C installments of US$45.0 million, HSBC Coface and Sinosure installments of US$20.1 million, 9-Year Commercial Loan installment from HSBC of US$4.1 million, Indosat Bond VI series A settlement of IDR760.0 billion, and Indosat Sukuk Ijarah III settlement of IDR570.0 billion.  Debt issuances during the period were RCF Mandiri Facility net drawdown of IDR1.3 trillion, RCF BCA Facility net drawdown of IDR1.1 billion, RCF BSMI Facility net drawdown of IDR250.0 billion, RCF IIF-SMI Facility net drawdown of IDR600.0 billion, and Investment Credit BCA Facility of IDR 1.0 trillion.

Operational Highlights:

•

Cellular revenues decreased by 2.1% in 1Q 2014, mainly attributable to decrease in voice, sms, and interconnection revenue, compensated by increased data and VAS revenue. Cellular customer base stood at 59.7m customers at the end of 1Q 2014.

•

Fixed Data (MIDI) revenues increased by 10.4% compared to 1Q 2013, driven by new customer of transponder, increased usage capacity from existing Internet customer, and an increase in Leased Circuit Services related to government and enterprise projects.

•

Fixed Voice (Fixed Telecom) revenues increased by 1.6% over the same period in 2013 owing to higher international direct dial (IDD) revenues as a result of higher IDD incoming revenue, offset by lower FWA revenue due to a decrease in FWA customers.

Commenting on the results, Alexander Rusli, Chief Executive Officer and President Director of PT Indosat Tbk. said:

"Despite a seasonally weaker first quarter and a slight decline in consolidated revenue, our EBITDA margin held ground. We continue to focus on our network modernization program in 2014 aimed at delivering great data and internet experiences to our customers. As a result, we expect the business performance to improve in the second half of this year.”

For further information please contact:

Investor Relations & Corporate Secretary

Corporate Communications

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax:

62-21-30003757

Fax:

62-21-30003754

Email:

investor@indosat.com

Website:

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia, which provides cellular, fixed line, data communication, and internet. In the end of the year 2013, it has 59.6 million cellular customers through its brands, Indosat IM3, Indosat  Mentari, and Indosat Matrix. Indosat operates IDD services with access codes 001, 008 and Flatcall 01016. Additionally, it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is a subsidiary of the Ooredoo. Indosat shares are listed in the Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends